UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
___________________

SCHEDULE 14F-1
___________________

REPORT OF CHANGE IN MAJORITY OF DIRECTORS

INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

TIERRA GRANDE RESOURCES INC.
(Exact name of Registrant as specified in its charter)

Nevada	000-52752	98-0439650
(State of Incorporation)	(Commission File Number)	(IRS Employer Identification
Number)

33 Richardson Street, Level 1
West Perth, Western Australia 6005
Australia
(Address of principal executive offices)

+61 409 102 356
(Registrant’s telephone number including area code)

TIERRA GRANDE RESOURCES INC.
33 Richardson Street, Level 1
West Perth, Western Australia 6005
Australia

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

REPORT OF CHANGE IN MAJORITY OF DIRECTORS

April 17, 2015

This Information Statement is being mailed to holders of record of shares of common stock of Tierra Grande Resources Inc., a Nevada corporation, in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated thereunder.

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF TIERRA GRANDE RESOURCES INC. NO PROXIES ARE BEING SOLICITED AND YOU ARE NOT REQUESTED TO SEND A PROXY.

If you have questions about or would like additional copies of this Information Statement, you should contact Andrew Gasmier, President, Tierra Grande Resources Inc., 33 Richardson Street, Level 1 , West Perth, Western Australia 6005, Australia, telephone: +61 409 102 356.

By Order of the Board of Directors,

Andrew Gasmier
President and Director

West Perth, Western Australia
April 17, 2015

INTRODUCTION

This Information Statement is being mailed to holders of record as of April 17, 2015 of shares of common stock of Tierra Grande Resources Inc., a Nevada corporation (the “Company,” “we,” “us,” or “our”), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. This Information Statement relates to an anticipated change in the composition of our Board of Directors (the “Board”) that is expected to occur in connection with a merger to be completed by and among the Company, a wholly-owned subsidiary of the Company (“Merger Sub”), and VNUE, Inc. (the “VNUE”), pursuant to which Merger Sub will merge with and into VNUE, with Merger Sub continuing as the surviving entity that will succeed to all of the assets, liabilities and operations of VNUE and VNUE will effectively become our wholly-owned operating subsidiary (the “Merger”). The Merger will occur pursuant to an Agreement and Plan of Merger entered into between the Company, Merger Sub and VNUE dated April 13, 2015 (the “Merger Agreement”). This Information Statement is being mailed on or about April 17, 2015 to all holders of record on such date.

The terms of the Merger Agreement provide, among other things, that all of the outstanding shares of VNUE will be exchanged for shares of the Company. At the effective time of the Merger (the “Effective Time”), the former VNUE shareholders will effectively control the Company. The Merger will constitute a change in control of the Company and, accordingly, will be accounted for as a “reverse merger” with VNUE treated as the acquiring entity and operating company for accounting purposes. The Merger is subject to certain conditions, including the approval of shareholders of VNUE. The Merger will become effective upon filing of a Certificate of Merger with the Secretary of State for the State of Nevada, currently anticipated to occur on or about April 30, 2015.

Assuming the closing of the Merger (the “Closing”), VNUE’s former shareholders will collectively hold approximately 80% of our capital stock. The Merger Agreement also contemplates a change in the majority of the Board effective as of the Effective Time. Pursuant to the terms of the Merger Agreement, the Board, which currently consists of Simon Eley, Andrew Gasmier, Brad Evans, Miguel Cardozo and Eduardo Ferrero, would resign and appoint Matthew Carona as the sole director and officer of the Company, until such time as additional directors and officers are appointed.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by the terms of the actual Merger Agreement, which has been filed as an exhibit to a Current Report on Form 8-K disclosing the Merger on April 14, 2015.

No action is required by our stockholders in connection with this Information statement. However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder require the mailing to our stockholders of record of the information set forth in this Information Statement at least ten (10) days prior to the date a change in a majority of our directors occurs (otherwise than at a meeting of our stockholders). Accordingly, the Closing and the resulting change in a majority of our directors will not occur until at least ten (10) days following the mailing of this Information Statement. This Information Statement will be first mailed to the Company’s stockholders of record on or about April 17, 2015.

Please read this Information Statement carefully. It describes the terms of the Merger Agreement and contains certain biographical and other information concerning our executive officers and directors after completion of the Merger. All Company filings and exhibits thereto may be inspected without charge at the public reference section of the Securities and Exchange Commission (the “SEC”) at 100 F Street, N.E., Washington, DC 20549 or obtained on the SEC’s website at www.sec.gov.

VOTING SECURITIES

As of the date of this Information Statement, our common stock is the only class of equity securities that is currently outstanding and entitled to vote at a meeting of our stockholders. Each share of common stock entitles the holder thereof to one vote. As of April 17, 2015, there are 114,119,712 shares of our common stock issued and outstanding. No vote or other action of our stockholders is required in connection with this Information Statement.

CHANGE OF CONTROL

Pursuant to the terms of the Merger Agreement, upon the closing of the Merger, VNUE will become our wholly-owned subsidiary and the former shareholders of VNUE will collectively hold approximately 80% of our issued and outstanding capital stock.

We anticipate that the shares of our common stock issued to the former VNUE shareholders will be issued in reliance upon exemptions from registration pursuant to Regulation D or Section 4(a)(2) under the Securities Act of 1933, as amended.

Because of the change in the composition of the Board and the issuance of securities contemplated by the Merger Agreement, there will be a change-of-control of the Company on the date the Merger is completed.

Our completion of the transactions contemplated under the Merger Agreement is subject to the satisfaction of certain conditions set forth in the Merger Agreement, including approval of the shareholders of VNUE. There can be no assurance that the Merger will be completed as proposed or at all.

DIRECTORS AND EXECUTIVE OFFICERS

The following discussion sets forth information regarding our current executive officers and directors and our proposed executive officers and directors after completing the transactions contemplated by the Merger Agreement. If any proposed director listed in the tables below should become unavailable for any reason, which we do not anticipate, the directors will vote for any substitute nominee or nominees who may be designated by VNUE prior to the date the new directors take office.

Executive Officers and Directors

The following table sets forth certain information regarding our directors and executive officers currently and upon completion of the Merger:

Name	Age	Position
Simon Eley	42	Director and Chairman
Andrew Gasmier	41	President, Chief Executive Officer, Chief Financial Officer and Director
Brad Evans	38	Director
Miguel Cardozo	63	Director
Eduardo Ferrero	40	Director
Matthew Carona	31	Director, President, CEO and Treasurer of VNUE, Inc.

Simon Eley, Chairman and Director

Mr. Eley has been a director since December 20, 2010. He is an Australian solicitor with wide experience in the resources sector. Mr. Eley is currently a director of Auricup Resources Ltd and was a director of Aragon Resources Ltd. He led the team that secured the Central Murchison Gold Project which became Aragon's core asset with approximately 2 million ounces in JORC compliant resources. Aragon was taken over by Westgold Resources Ltd in 2011 valuing Aragon at $76 million. He worked for Woodside in Mauritania, West Africa in an advisory and commercial role dealing with government, joint venture partners and local and international contractors. He has also worked for Aquila Resources, Manhattan Corporation, Clough and Clayton Utz. Mr. Eley’s experience includes capital raisings, corporate matters, various commercial arrangements (including joint venture and farm-in agreements), and matters relating to mining law, toll treatment arrangements, litigation and alternative dispute resolution. At Aquila and Manhattan he was engaged in corporate management and strategy. He also has hands on experience in operating base metal and gold mines in Western Australia and the Northern Territory.

Andrew Gasmier, President, Chief Executive Officer, Chief Financial Officer and Director

Mr. Gasmier has been a director since February 6, 2013, and President and Chief Executive Officer since April 8, 2014, and Chief Financial Officer since October 13, 2014. He is a West Australian School of Mines educated Mining Engineer with over 16 years’ experience in both underground and open pit operations. He has extensive experience in the assessment, evaluation and feasibility of mineral projects in Africa, Australia, Laos and Russia. Mr. Gasmier has held General Management roles in operations in Queensland and Western Australia, and in the past five years Mr. Gasmier has held senior positions for Metals X, Monarch Gold, AngloGold Ashanti and Mining Plus. Mr. Gasmier is a current member of AusIMM, holds First Class Mine Managers Certificate of Competency and holds a West Australian Underground Supervisor’s Certificate of Competency.

Brad Evans, Director

Mr. Evans has been a director since May 6, 2013. He has been the General Manager of Mining Plus Pty. Ltd. for the past five years and has more than 15 years of experience in the mining industry in a diverse range of roles, from production, planning and management of mine sites, to organizational leadership. He has led the growth in Mining Plus from 10 to 70 employees with five offices around the world. Mr. Evans has a Bachelor of Engineering (Mining) degree from the University of Ballarat in Australia and holds a Mine Managers Certificates of Competency in Western Australia and New South Wales.

Miguel Cardozo, Director

Dr. Cardozo has been a director since December 11, 2013. He has over 39 years of gold and base metals experience throughout the Americas, holding senior management roles with companies such as Newmont, North Ltd. and Teck Cominco, as well as in consulting roles to Placer Dome and AurionGold, and he is a Director of Rio Cristal Resources and Minandex, junior exploration companies. As Senior Geologist with Newmont between 1985 and 1995, Dr. Cardozo was responsible for the exploration program that led to the discovery of the Yanacocha gold district, and the Galeno copper-gold porphyry in Peru. He is a member of the Society of Economic Geologists (currently holding the position of Council for the period 2010-2012), the Colegio de Ingenieros del Perú, the Instituto de Ingenieros de Minas del Perú, the Sociedad Geológica del Perú and the Society for Geology Applied to Mineral Deposits. Dr. Cardozo is the current Vice President of the Canada Peru Chamber of Commerce and a former President of its Mining and Exploration Committee. Since 2009, he is the President of the Organizing Committee of the Peruvian Delegation to the yearly PDAC Convention in Toronto. He is also a former President of the Explorers Association of Peru and of the Mining Committee of the Canada Peru Chamber of Commerce.

Eduardo Ferrero, Director

Mr Ferrero has been a director since December 11, 2013. He is an Australian-Peruvian Executive with more than 16 years professional experience in the fields of Engineering, Banking & Finance, Management Consulting and Business Start-Ups. Mr Ferrero has extensive business networks across Corporates, Banks and Government in Australia and Peru. He is a Director of LaEncontre.com, Social Coil, Re/max-Pro and Delante Consultores, and currently lives in Lima with his family.

Matthew Carona, Director, President, CEO and Treasurer of VNUE, Inc.

Prior to founding VNUE, Mr. Carona served as Chief Strategy Officer at Qello and was responsible for product development and establishing distribution channels with mobile operators, handset manufactures, over the top video providers and content producers. Mr. Carona created strategic partnerships with Apple, Google, AT&T, Sprint, Microsoft and Amazon that included top application discovery and worldwide distribution. In 2013, Mr. Carona successfully co-launched the Qello music subscription service on Apple TV, which provided a scalable monetization opportunity to reach consumers and live music enthusiasts in their homes. He also launched Billboard Magazine’s first Mobile Chart Application in 2008 and spearheaded key initiatives, including and co-creating the Billboard Music App Awards. Mr. Carona began his career in various business development roles at University Sports Publication, E1 Asset Management and Show Media Outdoor.

Mr. Carona has a Bachelor of Science in Business Administration from Western New England University.

Terms of Office

Our directors serve until our next annual shareholders’ meeting or until their successors are elected and qualified. Our executive officers hold their positions at the discretion of our Board, subject to any employment or management agreements. There are no arrangements, agreements or understandings between non-management security holders and management under which non-management security holders may directly or indirectly participate in or influence the management of our affairs.

Significant Employees

As of the date hereof, we have no significant employees and do not anticipate having any significant employees following the Merger, other than our named executive officers.

Family Relationships

There are no family relationships between or among any of the current and incoming directors or executive officers.

Involvement in Certain Legal Proceedings

To our knowledge, there have been no events under any bankruptcy act, no criminal proceedings and no Federal or State judicial or administrative orders, judgments or decrees or findings, no violations of any Federal or State securities law, and no violations of any Federal commodities law material to the evaluation of the ability and integrity of any director (existing or proposed) or executive officer (existing or proposed) of the Company during the past ten (10) years.

Transactions with Related Persons

Tierra Grande Resources

On August 31, 2014, we issued an aggregate of 4,250,000 shares of our common stock to our directors, officers and certain employees that we had previously agreed to issue upon their agreeing to act as directors, officers or employees of our company.

We recognized bad debt of $63,344 because, as of May 31, 2013, we were not certain of the recoverability of the receivable due from Christopher Robin Relph, the former Chairman of the Company.

During the years ended May 31, 2014 and 2013, we incurred management fees of $0 and $32,000, respectively, paid to Christopher Robin Relph, the former Chairman of the Company. The amounts represent unpaid management fees, cash advances and/or expenses paid on behalf of the Company. These amounts are unsecured, non-interest bearing and have no repayment terms.

On July 20, 2012, we issued an aggregate of 2,750,000 shares of common stock with a fair value of $286,458 to certain directors, officers and employees as compensation for services rendered from January 1, 2012 through June 30, 2012.

Other than as described above, since the beginning of our last fiscal year, we have not entered into any transactions, and there are no currently proposed transactions, with our officers, directors, beneficial owners of 5% or more of our common stock, or family members of these persons wherein the amount involved in the transaction or a series of similar transactions exceeds the lesser of $120,000 or 1% of the average of our total assets for the last three fiscal years.

VNUE

We plan to appoint Matthew Carona, who is the current director and officer of VNUE, as a director and officer of our Company at the Effective Time of the Merger and issue shares to him as a part of the transactions contemplated by the Merger. See the description of our share ownership below for more information.

Policies and Procedures for Review, Approval or Ratification of Transactions with Related Persons

While we do not have any special committee, policy or procedure related to the review, approval or ratification of transactions with related persons, our board of directors reviews all such transactions.

Director Independence

Director Independence

Our securities are not listed on a national securities exchange or on any inter-dealer quotation system which has a requirement that a majority of directors be independent. We evaluate independence by the standards for director independence set forth in the NYSE MKT Marketplace Rules.

Under these rules, a director is not considered to be independent if he or she also is an executive officer or employee of the corporation. As a result, our current directors, Andrew Gasmier and Simon Eley, are not considered independent. Upon completion of the Merger, our proposed director, Matthew Carona, will not be considered independent because he will serve as an officer of our company.

Board of Directors’ Meetings

During the fiscal year ended March 31, 2014, our board of directors did not meet. Our board conducted all business and approved all corporate actions during the fiscal year ended March 31, 2014 by the unanimous written consent of its members, in the absence of formal board meetings.

Committees of the Board of Directors

As our common stock is not presently listed for trading or quotation on a national securities exchange or NASDAQ, we are not presently required to and do not have any board committees.

The Board performs the functions of the audit committee. The Board does not have a qualified financial expert at this time because it has not been able to hire a qualified candidate. Further, the Company believes that it has inadequate financial resources at this time to hire such an expert.

Due to our small size and limited operations to date, we do not presently have a nominating committee, compensation committee or other committee performing similar functions. We have not adopted any procedures by which security holders may recommend nominees to the Board, and we do not have a diversity policy.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our directors and officers, and persons who beneficially own more than ten percent (10%) of our common stock, who are hereinafter collectively referred to as “Reporting Persons”, to file reports with the SEC of beneficial ownership and reports of changes in beneficial ownership of our common stock on Forms 3, 4 and 5. Reporting Persons are required by applicable SEC rules to furnish us with copies of all such forms filed with the SEC pursuant to Section 16(a) of the Exchange Act. Based on information provided to us, all such reports have been filed under Section 16(a) of the Securities Exchange Act of 1934 in a timely manner since the filing of our annual report on Form 10-K for the year ended May 31, 2013, except that Andrew Gasmier was late in filing a Form 4 and Eduardo Ferrero and Miguel Cardozo have not yet filed Form 3s.

Code of Ethics

Due to our small size and limited operations to date, we have not adopted a formal code of ethics. We plan to adopt a code of ethics upon completion of the Merger.

Board Leadership Structure and Role on Risk Oversight

Andrew Gasmier currently serves as our President, Chief Executive Officer and Chief Financial Officer. Our board of directors is comprised of Andrew Gasmier, Simon Eley, Brad Evans, Miguel Cardozo and Eduardo Ferrero. At present, we have determined this leadership structure is appropriate due to our small size and limited operations and resources.

We have no policy requiring the combination or separation of the Principal Executive Officer and Chairman roles and our governing documents do not mandate a particular structure. Our directors recognize that the leadership structure and the combination or separation of these leadership roles is driven by our needs at any point in time.

Our directors are involved in the general oversight of risks that could affect our business and they will continue to evaluate our leadership structure and modify such structure as appropriate based on our size, resources and operations.

Other Information

We are required to file periodic reports, proxy statements and other information with the SEC. You may read and copy this information at the Public Reference Room of the SEC, 100 F. Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also obtain a copy of these reports by accessing the SEC’s website at http://www.sec.gov. You may also send communications to our board of directors at Tierra Grande Resources Inc., 33 Richardson Street, Level 1, West Perth, Western Australia 6005, Australia, Attention: President.

Stockholder Communication with the Board of Directors

Stockholders may send communications to our board of directors by writing to Tierra Grande Resources Inc., 33 Richardson Street, Level 1, West Perth, Western Australia 6005, Australia, Attention: President.

Executive Compensation

Management Compensation

We have not paid any cash or other compensation to any of our current or proposed officers or directors in the last two fiscal years.

Benefit Plans

There are no arrangements or plans pursuant to which we or VNUE provide pension, retirement or similar benefits to our directors or executive officers. Neither we nor VNUE have any material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to directors or executive officers.

Neither we nor VNUE have any contracts, agreements, plans or arrangements, whether written or unwritten, that provide for payments to any officers or any other persons following, or in connection with, the resignation, retirement or other termination of an officer, or a change in control of us or a change in an officer’s responsibilities following a change in control. We may pay compensation to our officers in the future; however, the amounts and timing of the payments have not been determined.

Stock Options

No options to purchase shares of our common shares have been granted by us or VNUE to our directors or officers.

Compensation of Directors

Neither we nor VNUE have any standard arrangements pursuant to which directors are compensated for their services as directors. None of our directors or directors of VNUE has received any compensation of any nature on account of services rendered in such capacity. We have not established a policy to provide compensation to our directors for their services in such capacity. Our board will consider developing such a policy in the future.

On August 31, 2014, we determined certain corporate goals relating to our business for fiscal 2015 and allocated shares to our directors, officers and employees as incentives for achieving the goals. One of the Company’s goals for fiscal 2015 the sale of our company, whether by way of a merger, a takeover or otherwise, on terms beneficial to our company’s shareholders. In the event our company is sold, we have allocated an aggregate of 10,750,000 shares issuable to directors, officers and employees of our company.

Management Agreements

Neither we nor VNUE have entered into any management agreements to date.

Indebtedness of Directors and Officers

None of our directors or senior officers or of VNUE, and no associates or affiliates of any of them, is indebted to us.

Compensation Committee Interlocks and Insider Participation

We do not have a compensation committee or a committee performing similar functions. All compensation matters are determined by our board of directors. We plan to have a compensation committee when we elect additional independent persons to our board of directors.

Change of Control

We have no pension or compensatory plans or other arrangements which provide for compensation to our directors or officers in the event of a termination of employment or a change in our control.

Equity Compensation Plan

In April 2013, we adopted a 2012 Stock Incentive Plan (the “Plan”). The purpose of the Plan is to promote the long-term success of our company and the creation of stockholder value by encouraging the attraction and retention of qualified employees and non-employee directors, encouraging them to focus on critical long-range objectives of our company and linking their interests directly to stockholder interests through increased stock ownership. The Plan seeks to achieve this purpose by providing for various types of incentive awards to participants. We believe it is important to have flexibility to grant various types of equity awards to our employees so that we can react appropriately to the changing environment. No securities have been issued under the Plan to date.

The Plan shall be administered by our Board until the appointment of an appropriate committee (the “Committee”). The Committee has the discretion to determine the types and terms of awards made under the Plan. The Plan allows the Company to grant stock options; restricted stock rights; restricted stock; performance shares; performance share units; and stock appreciation rights to employees, officers, consultants to, and non-employee directors of, our company on the grant date of the award. The total number of shares subject to all awards under the Plan is fifteen million, subject to adjustment as provided in the Plan for stock splits, dividends, distributions, recapitalizations and other similar transactions or events. The maximum number of shares that may be granted to a participant in any year is three million. If any shares subject to an award are forfeited, expire, lapse or otherwise terminate without issuance of such shares, such shares shall, to the extent of such forfeiture, expiration, lapse or termination, again be available for issuance under the Plan.

The Plan may be amended, terminated or modified with shareholder approval to the extent required by applicable rules, other than for non-substantive amendments to the Plan. The Plan also sets out provisions relating to a change in control of the Company, the non-transferability of awards, the forfeiture and substitution of awards, as well as other provisions customary for plans of this type.

No securities have been granted under the plan.

VNUE does not have an equity compensation plan.

Compensation Committee Interlocks and Insider Participation

As described above, given our size and limited operations, we do not have a compensation committee or a committee performing similar functions.

Compensation Committee Report

Because we do not have a compensation committee or a committee performing similar functions, we do not have a compensation committee report.

Security Ownership of Certain Beneficial Owners and Management

Prior to the Merger

The following table sets forth the ownership of our common stock as of April 17, 2015 by each of our directors and executive officers, by all of our executive officers and directors as a group and by each person known to us to be the beneficial owner of more than 5% of any class of our securities. There are currently 114,119,712 shares of our common stock issued and outstanding. In the event the Merger is completed, we have allocated an aggregate of 10,750,000 shares issuable to directors, officers and employees of our company prior to the Merger.

All persons named have sole voting and investment power with respect to the securities held by them, except as otherwise noted. The number of securities described below includes shares which the beneficial owner has the right to acquire within 60 days of the date of this report.

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Common Stock	Simon Eley	2,350,000(1)	2.1%
Common Stock	Andrew Gasmier	3,292,146(2)	2.9%
Common Stock	Allister Blyth	6,540,000(3)	5.7%
Common Stock	Brad Evans	3,650,000(4)	3.2%
Common Stock	Miguel Cardozo	500,000	0.4%
Common Stock	Eduardo Ferrero	500,000	0.4%
All Officers and as a Group		16,832,146(1)(2)(3)(4)	14.7%
Common Stock	Aviador Corporation Pty. Ltd.	15,000,000(5)	13.1%
Common Stock	Six Fingers Pty Ltd.	8,860,000(6)	7.7%
Common Stock	Andrew and Jacinta Gasmier Super Fund	11,000,000(7)	9.6%

(1)

In addition, Aviador Corporation Pty. Ltd. (“Aviador”) owns 15,000,000 shares of common stock of the Company and Resmin Pty Ltd. (“Resmin”) owns 4,000,000 shares of common stock of the Company. Mr. Eley is a director of both Aviador and Resmin and disclaims beneficial ownership of these securities as investment and voting control over these securities rests with the board of directors of Aviador and Resmin, respectively.

(2)

In addition, the Andrew and Jacinta Gasmier Super Fund (“Gasmier Super Fund”) owns 11,000,000 shares of common stock of the Company. Mr. Gasmier is a trustee of Gasmier Super Fund, but disclaims beneficial ownership of these securities as investment and voting control over these securities rests with the board of trustees of the Fund.

(3)	Mr. Blyth is our former CFO. Allister Leon Blyth ATF Gabal Trust owns all of these shares of common stock of the Company. Mr. Blyth is the trustee and beneficiary of the fund.

(4)

These shares are held by CLM Resources Pty. Ltd. Mr. Evans is a director and officer of CLM Resources and disclaims beneficial ownership of these securities as investment and voting control over these securities rests with the board of directors of CLM Resources. The shareholder of CLM Resources is Kylie Evans.

(5)

The shareholders of Aviador are: (i) Six Fingers Pty Ltd ATF Six Fingers Discretionary Trust (of which the shareholder is Six Fingers Pty Ltd, and the shareholders of Six Fingers Pty Ltd are Benjamin Auld and Alison Auld), (ii) Benjamin Craig Pollard & Neeta Pollard ATF Geovet Family Trust (of which the trustees and beneficiaries are Benjamin Craig Pollard & Neeta Pollard), (iii) Allister Leon Blyth ATF Gabal Trust (of which the trustee and beneficiary is Allister Blyth), (iv) Resmin Pty Ltd ATF SPE Investment Trust (of which the trustee and beneficiary is Simon Eley), (v) Smart Train Australia Pty Ltd ATF Byrne Family Trust (of which the trustees and beneficiaries are Tobias Byrne and Bianca Byrne), and (vi) Richard Paul Pappas ATF Pappas Family Trust (of which the trustee and beneficiary is Richard Paul Pappas).

(6)

Of these, 5,600,000 shares are held by Six Fingers Pty Ltd ATF Six Fingers Discretionary Trust. Six Fingers Pty Ltd is the shareholder of the trust and the shareholders of Six Fingers Pty Ltd are Benjamin Auld and Alison Auld.

(7)	The trustees and beneficiaries of the fund are Andrew and Jacinta Gasmier.

Changes in Control

There are no arrangements known to us the operation of which may at a later date result in a change in control of our company, other than the Merger.

Following the Merger

The following table sets forth the anticipated beneficial ownership of our common stock at the Effective Time by (i) each person anticipated by us to be the beneficial owner of more than 5% of the outstanding shares of our common stock, (ii) each of our directors and executive officers and (iii) all officers and directors as a group. The percentage ownership assumes that 634,348,615 shares of our common stock will be outstanding at the Effective Time. Unless otherwise indicated in the table, the persons and entities named in the table are expected to have sole voting and sole investment power with respect to the shares set forth opposite the stockholder’s name. Unless otherwise noted below, the address of each stockholder below will be c/o Matheau J. W. Stout, Esq., 400 E. Pratt Street, 8th Floor, Baltimore, Maryland 21202.

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Common Stock	Matthew Carona	302,552,925	47.7%
All Officers and as a Group		302,552,925	47.7%
Common Stock	Matheau J. W. Stout	29,814,384	5.9%
Common Stock	Chris Mann	100,850,995	15.9%

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Common Stock	Collin Howard	50,425,528	7.9%

Legal Proceedings

We are currently not a party to any material legal proceedings, nor are we aware of any material pending legal proceedings to which we are a party or of which our property is the subject. We also know of no proceedings to which any of our directors, officers or affiliates, or any registered or beneficial holders of more than 5% of any class of our securities, or any associate of any such director, officer, affiliate or security holder are an adverse party or have a material interest adverse to us.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file periodic reports with the SEC. You may obtain a copy of these reports by accessing the SEC’s website at http://www.sec.gov. You may also send communications to the Board of Directors at: Tierra Grande Resources Inc., 33 Richardson Street, Level 1, West Perth, Western Australia 6005, Australia, Attention: President.